Exhibit (a)(18)

[MSO Letterhead]

November     , 2003

Dear:

You have elected to participate in our offer to cancel certain of your stock options in exchange for a right to receive a special cash bonus. The purpose of this letter is to inform you that the offer closed on November 7, 2003, and we accepted the options you tendered in the offer on that date. As a result of these actions, we have granted you the right to receive $           on June 30, 2004 in a lump sum in cash so long as you remain continuously employed by the company through that date. We will make this payment to you (less any required withholdings of taxes) on the first payroll date that occurs on or after June 30, 2004. You should retain a copy of this letter for your records.

Very truly yours, MARTHA STEWART LIVING OMNIMEDIA, INC. /s/ Sharon L. Patrick By: Sharon L. Patrick President and Chief Executive Officer